RENN
CAPITAL GROUP, INC.




May 20, 2004

VIA EDGAR
---------

U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

         Re:   Renaissance Capital Growth & Income Fund III, Inc.
               1933 Act Registration No. 333-110113
               Registration Statement under the 1933 Act on Form N-2 Application for Withdrawal
               --------------------------

Ladies and Gentlemen:

     On behalf of Renaissance Capital Growth & Income Fund III, Inc. (the "Registrant"), I hereby request, pursuant to Rule 477 under the Securities Act of 1933, as amended, the withdrawal of Registrant's registration statement on Form N-2 filed with the U.S. Securities and Exchange Commission ("SEC") on October 31, 2003. The Fund has determined not to proceed with the offering pending resolution of issues raised by the SEC staff. No securities were sold in connection with the offering.

     If you have any questions regarding this matter, please contact Lori Schneider of Kirkpatrick & Lockhart LLP at (202) 778-9305.


                                                     Sincerely,

                                                     /s/ Russell Cleveland

                                                     Russell Cleveland
                                                     President and CEO

cc:  Kimberly A. Browning
     Kevin C. Rupert
              Securities and Exchange Commission
     Via Facsimile 202/628-9002

     Norman R. Miller
     Robert H. Rosenblum
     Lori L. Schneider
              Kirkpatrick & Lockhart LLP




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